UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4*)

DISH NETWORK CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

25470M 109

(CUSIP Number)

Timothy A. Messner

Executive Vice President and General Counsel

 DISH Network Corporation

 9601 S. Meridian Blvd.

 Englewood, Colorado 80112

 (303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25470M 109

1.	Name of Reporting Person William R. Gouger

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 69,039 SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 69,039 SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 69,039

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.0%

14.	Type of Reporting Person IN

(1) Includes shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. Consists of: (i) 140 shares of Class A Common Stock owned beneficially directly by Mr. Gouger; (ii) 7,249 shares of Class A Common Stock owned beneficially indirectly by Mr. Gouger through DISH Network’s 401(k) Employee Savings Plan; (iii) 6,465 shares of Class A Common Stock held by a trust beneficially owned by Mr. Gouger solely by virtue of his position as trustee of such trust; and (iv) 55,185 shares of Class A Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as the sole member of the investment committee (with sole voting and dispositive power) of Centennial Fiduciary Management LLC (“Centennial”), which serves as trustee of certain trusts established by Charles W. Ergen for the benefit of his family.  There is no arrangement or agreement between any of the trusts identified in clauses (iii) and (iv) above to vote or dispose of any shares of DISH Network.  Solely by virtue of his position as the sole member of the investment committee of Centennial, which serves as trustee, Mr. Gouger exercises voting and dispositive power on behalf of Centennial with respect to each such trust independently and in accordance with Centennial’s fiduciary responsibilities to the beneficiaries of such trusts.

CUSIP No. 25470M 109

1.	Name of Reporting Person Centennial Fiduciary Management LLC

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,185 SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 55,185 SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 55,185

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.0%

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by Centennial are shares of Class A Common Stock. Consists of 55,185 shares of Class A Common Stock owned beneficially by Centennial solely in its capacity as trustee (with sole voting and dispositive power) of certain trusts established by Charles W. Ergen for the benefit of his family.  In its capacity as trustee, Centennial exercises voting and dispositive power with respect to each such trust independently and in accordance with its fiduciary responsibilities to the beneficiaries of such trusts.

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen 2010 Family Wyoming Trust

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.0%

14.	Type of Reporting Person OO

ITEM 2.                Identity and Background.

Item 2 is amended and restated as follow:

This Schedule 13D is being filed jointly by: (a) William R. Gouger, (b) Centennial and (c) the Ergen 2010 Family Wyoming Trust (the “2010 Family Trust”), who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. Gouger, Centennial and the 2010 Family Trust.

(A) William R. Gouger

Mr. Gouger’s principal occupation is owner and manager of SC Management, LLC, whose principal business is to provide management services, including tax and estate planning services. His address is 5701 S. Santa Fe Drive, Littleton, Colorado 80123. Mr. Gouger has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gouger is a citizen of the United States.

(B) Centennial Fiduciary Management LLC

Centennial is organized under the laws of the State of Wyoming and its principal business is to serve as trustee for certain trusts established by Charles W. Ergen for the benefit of his family.  Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Centennial has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of certain trusts established by Charles W. Ergen for the benefit of his family, Centennial is vested with sole voting and dispositive power over the 55,185 shares of Class A Common Stock held by such trusts.

The sole member of Centennial is Centennial Purpose Trust, a trust organized under the laws of the State of Wyoming, and its principal business is to hold the membership interests in Centennial.  Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001.  Centennial Purpose Trust has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Charles W. Ergen, Cantey M. Ergen and Mr. Gouger currently serve as directors of Centennial.  Mr. Ergen, Mrs. Ergen, and Mr. Gouger currently serve as the President, the Vice-President, and the Treasurer and Secretary, of Centennial, respectively.

The investment committee of the board of directors of Centennial is vested with the sole authority to authorize or direct investment decisions with respect to the assets held by each respective trust for which it acts as trustee, including, without limitation, any and all decisions relating to the voting or disposition of all securities. Mr. Gouger currently is the sole member of such investment committee and thereby exercises sole voting and dispositive power over any securities held by such trusts.

Mr. Ergen’s principal occupation is Chairman of DISH Network and Chairman of EchoStar Corporation, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) Ergen 2010 Family Wyoming Trust

The 2010 Family Trust is organized under the laws of the State of Wyoming and its principal business is to hold certain assets in trust for the benefit of members of Charles W. Ergen’s family. Its address is c/o Centennial, as Trustee, at 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. The 2010 Family Trust has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                Source and Amount of Funds and Other Consideration

Item 3 is amended and supplemented as follows:

On July 19, 2018, certain trusts established by Mr. Ergen for the benefit of his family, including the 2010 Family Trust (the “Contributing Trusts”), contributed 33,790,620 shares of Class B Common Stock (including all 29,545,469 shares of Class B Common Stock held by the 2010 Family Trust) and 67,000 shares of Class A Common Stock to Telluray Holdings, LLC (“Telluray Holdings”) in exchange for membership units in Telluray Holdings.  Also on July 19, 2018, Mr. Ergen, for estate planning purposes, contributed 30,000,000 shares of Class B Common Stock to Telluray Holdings in exchange for membership units in Telluray Holdings.  Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.  Mr. Ergen and the Contributing Trusts are the members of Telluray Holdings.  Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings.  As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the shares of Class A Common Stock and Class B Common Stock held by Telluray Holdings.  As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class A Common Stock and Class B Common Stock held by Telluray Holdings.

ITEM 4.                Purpose of Transaction.

Item 4 is amended and supplemented as follows:

As described in Item 3 above, on July 19, 2018, the Contributing Trusts contributed 33,790,620 shares of Class B Common Stock (including all 29,545,469 shares of Class B Common Stock held by the 2010 Family Trust) and 67,000 shares of Class A Common Stock to Telluray Holdings in exchange for membership units in Telluray Holdings.  Also on July 19, 2018, Mr. Ergen, for estate planning purposes, contributed 30,000,000 shares of Class B Common Stock to Telluray Holdings in exchange for membership units in Telluray Holdings.  Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.  Mr. Ergen and the Contributing Trusts are the members of Telluray Holdings.  Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings.  As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the shares of Class A Common

Stock and Class B Common Stock held by Telluray Holdings.  As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class A Common Stock and Class B Common Stock held by Telluray Holdings.

ITEM 5.                                              Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)  (i) This Schedule 13D is for the cumulative share holdings of the Reporting Persons as of the close of business on July 19, 2018. See Items 11 and 13 of the cover pages to this Amendment No. 4 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

(ii) Mr. Ergen’s beneficial ownership includes 242,076,131 shares of Class A Common Stock, including 238,435,208 shares of Class A Common Stock issuable upon conversion of Class B Common Stock beneficially owned by Mr. Ergen.  Based on 229,081,123 shares of Class A Common Stock outstanding on July 17, 2018 and assuming conversion of the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 51.7%.  Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 51.7%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen owns beneficially equity securities of DISH Network representing approximately 91.4% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).  Mr. Ergen’s beneficial ownership excludes 55,185 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family.

(iii) Mrs. Ergen beneficially owns all of the shares of Class A Common Stock owned by her spouse, Mr. Ergen, except for 672,000 shares of Class A Common Stock subject to employee stock options that are either currently exercisable or may become exercisable within 60 days of July 20, 2018.  Based on 229,081,123 shares of Class A Common Stock outstanding on July 17, 2018 and assuming conversion of the shares of Class B Common Stock held by Mrs. Ergen into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to own beneficially would be approximately 51.6%.  Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to own beneficially would be approximately 51.6%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen owns beneficially equity securities of DISH Network representing approximately 91.4% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

(b)  (i) See Items 7 through 10 of the cover pages to this Amendment No. 4 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(ii)  Mr. Ergen has sole voting and dispositive power over 43,220,521 shares of Class A Common Stock and Class B Common Stock described in Item 5(a)(ii) above and shared voting and dispositive power over 198,183,610 shares of Class A Common Stock and Class B Common Stock described in Item 5(a)(ii) above.

(iii) Mrs. Ergen has sole voting power over 196,000,485 shares of Class A Common Stock and Class B Common Stock and sole dispositive power over 132,142,865 shares of Class A Common Stock and Class B Common Stock described in Item 5(a)(iii) above.  Mrs. Ergen has shared voting power over 45,403,646 shares of Class A Common Stock and Class B Common Stock and shared dispositive power over 109,261,266 shares of Class A Common Stock and Class B Common Stock described in Item 5(a)(iii) above.

(c) (i) The Reporting Persons have not effected any transactions in the Class A Common Stock of DISH Network in the last sixty days or since the most recent fling of Schedule 13D other than as described herein.

(ii) Neither Mr. Ergen nor Mrs. Ergen has effected any transactions in the Class A Common Stock of DISH Network in the last sixty days or since the most recent fling of Schedule 13D other than: (1) as described herein; and (2) Mr. Ergen’s purchase of 100,000 shares of Class A Common Stock on May 31, 2018 at a weighted average purchase price of $29.37 per share, which was reported by Mr. Ergen on a Form 4 filed on June 4, 2018.

(d) Not applicable.

(e) As a result of the transaction described in Item 3, on July 19, 2018, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding equity securities of DISH Network.

Item 7.                                                       Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM R. GOUGER

Dated: July 20, 2018	/s/ William R. Gouger
William R. Gouger

CENTENNIAL FIDUCIARY MANAGEMENT LLC

Dated: July 20, 2018	/s/ William R. Gouger
William R. Gouger, Director

ERGEN 2010 FAMILY WYOMING TRUST

By: Centennial Fiduciary Management LLC, its Trustee

Dated: July 20, 2018	/s/ William R. Gouger
William R. Gouger, Director

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached (including amendments thereto) is filed on behalf of each of them in the capacities set forth below.

WILLIAM R. GOUGER

Dated: July 20, 2018	/s/ William R. Gouger
William R. Gouger

Dated: July 20, 2018	CENTENNIAL FIDUCIARY MANAGEMENT LLC

/s/ William R. Gouger
William R. Gouger, Director

ERGEN 2010 FAMILY WYOMING TRUST

By: Centennial Fiduciary Management LLC, its Trustee

Dated: July 20, 2018	/s/ William R. Gouger
William R. Gouger, Director